Exhibit 3.1

ARTICLES OF AMENDMENT TO SECOND AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF FARMERS CAPITAL BANK CORPORATION

The name of the corporation is Farmers Capital Bank Corporation (the “Corporation”), and the following amendment is hereby made to the Corporation’s Second Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”):

Article IV(A) of the Corporation’s Second Amended and Restated Articles of Incorporation is deleted in its entirety and there is inserted in lieu thereof the following:

“(A)
The aggregate shares of capital stock which the Corporation shall have the authority to issue is (i) Fourteen Million Six Hundred Eight Thousand (14,608,000) shares of common stock, all of which are to be of a par value of Twelve and One-Half Cents ($0.125) each, and (ii) One Million (1,000,000) shares of preferred stock, all of which are to be without par value. All shares of common stock shall have full and unlimited voting power, shall be entitled to one (1) vote per share and shall be without distinction as to powers, preferences, and rights. No holder of shares of the common stock of the Corporation shall have any preemptive or preferential right to subscribe for, purchase or receive any additional shares of capital stock of the Corporation or rights or options to purchase additional shares of capital stock of the Corporation or securities convertible into or carrying rights or options to purchase additional shares of the capital stock of the Corporation. All shares of preferred stock shall have the powers, preferences and rights as established by the Corporation’s Board of Directors pursuant to Article IV(B) hereof.”

The Corporation had outstanding a total of 7,371,207 shares of common stock, each with a par value of $0.125, which were entitled to cast one vote each on the foregoing amendment. There are no other shareholder voting groups entitled to vote on the matter.  At the Special Meeting of Shareholders held on November 12, 2009, there were 5,968,069 votes indisputably represented at the meeting.  At the meeting 5,305,292 shares voted in favor of the foregoing amendment and 464,343 shares voted against the amendment.  Said 5,305,292 votes cast in favor of the amendment were sufficient for approval of the amendment.

Dated this the 16th day of November, 2009.

/s/ C. Douglas Carpenter
C. DOUGLAS CARPENTER
SECRETARY